Shareholder Alert on FirstEnergy Management Governance Improvement Proposals 4, 5 and 6 that need 80% approval votes:

Item 4

Approve a Management Proposal to Amend the Company’s Amended Articles of Incorporation and Amended Code of Regulations to Replace Existing Supermajority Voting Requirements with a Majority Voting Power Threshold as Permitted under Ohio Law

Item 5

Approve a Management Proposal to Amend the Company’s Amended Articles of Incorporation and Amended Code of Regulations to Implement a Majority Voting Standard for Uncontested Director Elections.

Item 6

Approve a Management Proposal to Amend the Company’s Amended Code of Regulations to Implement Proxy Access

It is frustrating that on the topic of Item 4 FirstEnergy shareholders voted 90% in favor based on the yes and votes in 2016.

But too few FirstEnergy shares voted!

Item 4 required approval from 80% of all shares outstanding and FirstEnergy management failed to obtain the 80% vote.

Tell FirstEnergy management that it is important that management make an extra effort to get out the vote for its Proposals 4, 5 and 6.

At the 2018 annual meeting FirstEnergy management will be able to disclose whether voter turnout was higher in 2018 based on their efforts.

It is important that FirstEnergy management does not have 3 failures on their 2018 proposal topics simply because FirstEnergy management is unable to work hard enough or smart enough to get out the vote.

Ask FirstEnergy management to disclose the extra steps that are being taken so that management is not associated with a blockbuster 3 failures at the 2018 annual meeting.

The 2018 FirstEnergy proxy said:

“We Have a Robust Shareholder Outreach and Engagement Program”

Michael Anderson is the Chair of the FirstEnergy Board Governance Committee.

John Chevedden
 FirstEnergy Shareholder since 2004